Exhibit 99.3

PRESS RELEASE

For immediate release

NuRAN Receives Approval on US$ 1.05M from Cygnum Capital

Quebec, QC, Canada, February 28th, 2025 – NuRAN Wireless Inc. (“NuRAN” or the “Company”) (CSE: NUR) (OTC: NRRWF) (FSE: 1RN), a leading supplier of mobile and broadband wireless infrastructure solutions, is pleased to announce that it has received approval for the second drawdown of US$ 1.05M from the Facility for Energy Inclusion (“FEI”), a fund managed by Cygnum Capital. This follows the first drawdown of US$ 2.5M received on July 16, 2024, as part of the US$ 5M loan facility agreement announced on April 26, 2024.

Following the recently announced impressive results which continue to exceed expectations in Cameroon, NuRAN has chosen to dedicate more resources to the region, reinforcing its commitment to accelerate deployments and strengthen its financial performance under the objective of achieveing EBITDA positive as soon as possible. The second drawdown will support the expansion of its Network as a Service (“NaaS”) operations in Cameroon, allowing the Company, further from previously announced objectives to construct renewable energy-powered mobile infrastructure to connect rural and underserved communities.

“We are grateful to Cygnum Capital and the Facility for Energy Inclusion for their continued support and flexibility,” said Francis Létourneau, CEO of NuRAN Wireless Inc. “The receipt of this second drawdown is a testament to the strong partnership between NuRAN and FEI as we continue our mission to expand mobile connectivity in remote areas across Africa. These funds will help us achieve further significant progress towards our 2025 objectives.”

The first drawdown, which was announced on July 16, 2024, was allocated toward operational and construction costs for the deployment of mobile network infrastructure in Cameroon.

NuRAN Wireless remains committed to bridging the digital divide by deploying affordable, renewable-powered mobile networks to rural Africa, providing greater access to communication, education, and economic opportunities.

PRESS RELEASE

About Cygnum Capital

Cygnum Capital Group is an investment bank and asset manager, operating across frontier and emerging markets. Cygnum Capital Asset Management manages five pioneering funds: four debt funds including: (i) the African Local Currency Bond Fund (“ALCBF”), a ground-breaking investment vehicle established to support local currency capital markets, (ii) Off-Grid Energy Access Fund (“OGEF”) which supports companies in off-grid energy such as SHS and small- medium mini-grids, (iii) FEI which support companies that provide a range of renewable energy solutions such as medium-large mini- grids, C&I and IPP with a maximum capacity of 25 MW, and (iv) AfricaGoGreen Fund (“AGG”) which supports companies combating climate change by reducing the use of fossil fuels through new technologies and that increase energy efficiency and promote economic development in high impact target sectors; and a VC private equity fund (v) E3 Low Carbon Economy Fund for Africa (“E3 LCEF”) which invests in climate-smart services, digital connectivity & applications, low-carbon productivity enablers. Cygnum Capital Asset Management has over $835 million in assets under management with investments in 27 African countries.

About the Facility for Energy Inclusion

FEI is designed to support small-scale independent power producers delivering power to the grid, mini-grids, commercial and industrial and captive power projects. FEI was set up by the African Development Bank (“AfDB”) as part of its New Deal for Africa initiative. In addition to the investment by the AfDB, FEI received equity funding from the German Federal Ministry for Economic Cooperation and Development through KfW and Norfund and loan commitments from the Austrian Development Bank and the International Finance Corporation (IFC). The AfDB also invested on behalf of the Clean Technology Fund and the European Commission.

The transaction was supported by FEI’s Project Preparation Facility (“PPF”), funded by the Global Environment Facility, through the AfDB. The PPF provides returnable grant funding for last-mile processes crucial to closing transactions and to fund due diligence and preparatory costs incurred in establishing innovative structures or transactions that FEI seeks to lend to.

About NuRAN Wireless

NuRAN Wireless is a leading rural telecommunications company that meets the growing demand for wireless network coverage in remote and rural regions around the globe. With its affordable and innovative scalable solutions of 2G, 3G, and 4G technologies, NuRAN Wireless offers a new possibility for more than one billion people to communicate effectively over long distances efficiently and affordably. “Bridging the Digital Divide, One Connection at a Time.”

Additional Information:

For further information about NuRAN Wireless: www.nuranwireless.com

Francis Létourneau,

Director and CEO

Francis.letourneau@nuranwireless.com
Tel: (418) 264-1337

Frank Candido

Investor relations

Frank.candido@nuranwireless.com

Tel: (514) 969-5530

PRESS RELEASE

Neither the Canadian Securities Exchange nor its Market Regulator (as defined in the policies of the Canadian Securities Exchange) accepts responsibility for the adequacy or accuracy of this release.

PRESS RELEASE

Forward Looking Statements

This news release contains forward-looking statements. Forward-looking statements can be identified by the use of words such as, “expects”, “is expected”, “anticipates”, “intends”, “believes”, or variations of such words and phrases or state that certain actions, events or results “may” or “will” be taken, occur or be achieved. Forward-looking statements include those relating to the signing of and drawdowns under the Loan Facility, statements with respect to setting up our construction plan for 2024 and accelerating the achievement of major milestones by the end of the calendar year from proceeds of the Loan Facility, statements with respect to any potential restructuring of debt and that the execution of the loan agreement with the DFIs will propel NuRAN to build towers at an aggressive pace and fulfil our 2024 and 2025 expectation. Forward-looking statements are not a guarantee of future performance and are subject to risks and uncertainties that could cause actual results to differ materially from the results projected, expressed or implied by these forward-looking statements. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements, such as the uncertainties regarding include risks such as the uncertainties regarding the impact of the COVID-19 outbreak, and measures to prevent its spread, risks relating to NuRAN’s business and the economy generally; NuRAN’s ability to drawdown under the Loan Facility and obtain any required consents for the drawdowns under the Loan Facility, NuRAN’s ability to adequately restructure its operations with respect to its new model of NaaS service contracts; NuRAN’s ability to complete the DFI financings, our ability to collect fees from our telecommunication providers and reliance on the network of our telecommunications providers, the capacity of the Company to deliver in a technical capacity and to import inventory to Africa at a reasonable cost; NuRAN’s ability to obtain project financing for the proposed site build out under its NaaS agreements with Orange, MTN and other telecommunication providers, the loss of one or more significant suppliers or a reduction in significant volume from such suppliers; NuRAN’s ability to meet or exceed customers’ demand and expectations; significant current competition and the introduction of new competitors or other disruptive entrants in the Company’s industry; effects of the global supply shortage affecting parts needed for NuRAN’s sites and site installations; NuRAN’s ability to retain key employees and protect its intellectual property; compliance with local laws and regulations and ability to obtain all required permits for our operations, access to the credit and capital markets, changes in applicable telecommunications laws or regulations or changes in license and regulatory fees, downturns in customers’ business cycles; and insurance prices and insurance coverage availability, the Company’s ability to effectively maintain or update information and technology systems; our ability to implement and maintain measures to protect against cyberattacks and comply with applicable privacy and data security requirements; the Company’s ability to successfully implement its business strategies or realize expected cost savings and revenue enhancements; business development activities, including acquisitions and integration of acquired businesses; the Company’s expansion into markets outside of Canada and the operational, competitive and regulatory risks facing the Company’s non-Canadian based operations. Accordingly, readers should not place undue reliance on forward looking information. Other factors which could materially affect such forward-looking information are described in the risk factors in the Company’s most recent annual management’s discussion and analysis that is available on the Company’s profile on SEDAR at www.sedar.com.